September 16, 2024

Christopher Boever
Chief Executive Officer
STRYVE FOODS, INC.
Post Office Box 864
Frisco, TX 75034

       Re: STRYVE FOODS, INC.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282043
Dear Christopher Boever:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing